Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

June 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anu Dubey
Michael Spratt
Thankam Varghese
Melissa McDonough

Re:	Blue Owl Alternative Credit Fund
Registration Statement on Form N-2 (File Nos. 333-285688; 811-24062)

Dear Ladies and Gentlemen:

On behalf of Blue Owl Alternative Credit Fund, a Delaware statutory trust (the "Fund"), we hereby respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, filed on April 30, 2025 (File Nos. 333-285688; 811-24062) (the "Registration Statement") and the Fund's correspondence to the Staff, dated April 22, 2025, submitted to the Commission (the "Prior Correspondence"), transmitted by telephone on May 1, 2025 and May 25, 2025 by Anu Dubey of the Staff to Brad A. Green, P.C. of Kirkland & Ellis LLP, counsel to the Fund, and on May 5, 2025 by Ken Ellington of the Staff to Nick Tarnowski of Kirkland & Ellis LLP.

For your convenience, set forth below is a transcription of the Staff's comments and the Fund's responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Registration Statement. References to "Prior Comments" are to those set forth in the Prior Correspondence. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. We understand that the Staff intends to issue additional comments on certain topics, and is considering and clarifying certain previously provided comments. For purposes of this letter, we have omitted such comments that remain under Staff advisement, and intend to file responses thereto following issuance of definitive versions of such comments. Please note that, for revisions indicated to be made in the Amendment (as defined below), the Fund additionally intends to make corresponding changes, as applicable, to an amended and restated version of its private placement memorandum for use in the Private Offering prior to its termination.

PRIOR CORRESPONDENCE

1.	The Staff restates Prior Comment #2(a), requesting that the Fund define the term "special purpose vehicle" as previously requested, in the prospectus disclosure.

Response:

The Fund supplementally notes that it may form and/or invest in various special purpose vehicles, including special purpose vehicles that do not engage in investment activities in securities or other assets that are primarily controlled by the Fund. As such, the Fund is unable to make the requested disclosure revision.

However, in response to the Staff's comment, the Fund intends to revise the relevant disclosures in an amendment to the Registration Statement (the "Amendment") to add new disclosure to the Registration Statement as set forth below.

The Fund may invest through wholly owned or primarily controlled subsidiaries or special purpose vehicles that primarily engage in investment activities in securities or other assets. Any such wholly owned or primarily controlled subsidiary or special purpose vehicle will comply with provisions of the 1940 Act related to affiliated transactions and custody or exemptive relief therefrom, and the Fund will comply with provisions governing investment policies and, to the extent required by the 1940 Act and relevant SEC guidance, capital structure and leverage on an aggregate basis with any wholly owned or primarily controlled subsidiary or special purpose vehicle.

2.	Prior Comment #2(b) asked for disclosure, rather than confirmation. Please add the representation made in the prior response to the prospectus disclosure. Please revise such disclosure to state that the Fund "will," rather than "intends to."

Response:

The Fund refers the Staff to the response to Comment #1.

3.	Prior Comment #2(c) asked for disclosure, rather than confirmation. Please add the representation made in the prior response to the prospectus disclosure. Please revise such disclosure to state that the Fund "will," rather than "intends to." Please delete the language reading: "to the extent required by GAAP, ASC 946 and Regulation S-X."

Response:

The Fund refers the Staff to the response to Comment #1.

4.	Prior Comment #2(e) asked for disclosure, rather than confirmation. Please add the representation made in the prior response to the prospectus disclosure. Please revise such disclosure to state that the Fund "will," rather than "intends to."

Response:

The Fund refers the Staff to the response to Comment #1.

5.	Relating to Prior Comment #4, explain to us why royalty investments and equipment lease investments are investments with "debt-like characteristics" and therefore appropriately included in 80% bucket.

Response:

The Fund supplementally notes that equipment leases, like debt investments, result in the lessee paying regular interest to the Fund as lessor, which results in a similar economic arrangement as compared to a more traditional lender-borrower relationship inherent in a debt investment. Similarly, in a royalty investment, the asset owner pays the Fund regular royalty payments, similar to interest payments.

6.	Relating to Prior Comment #5, explain to us and revise disclosure to clarify why "interests in certain REITs" are credit investments for purposes of 80% policy. Please also disclose what a "credit fund" is for purposes of 80% policy.

Response:

The Fund intends to revise disclosures in the Amendment to clarify that it considers interests in certain REITs which pursue a principal investment strategy in credit investments in the real estate sector to be credit investments for purposes of the Fund's 80% policy. In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

For purposes of the foregoing 80% policy, the Fund considers "Alternative Credit Assets" to include "alternative" credit investments, whether through primary originations or secondary purchases, in loans, bonds, structured products, securitizations and other asset-backed securities ("ABS") issued on a public or private basis and related derivatives, secured credit backed by financial or physical assets, investments with debt-like characteristics (such as preferred securities, royalty investments, equipment lease investments and convertible bonds), and other credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or credit-related assets (such as secondary investments in credit instruments, interests in certain real estate investment trusts ("REITs") that pursue a principal investment strategy in credit assets related to real estate and interests in credit funds (i.e., funds that pursue a principal investment strategy focused on credit assets)). The Fund intends to invest in Alternative Credit Assets across a broad spectrum of asset classes and instruments. The Fund considers its credit investments to be "alternative" as they represent credit-oriented investment in issuers or markets the Adviser believes to be underserved by traditional lenders or the broader capital markets, or that require non-standard, customized terms as compared to traditional lenders or the broader capital markets.

7.	The Staff restates Prior Comment #6, insofar as it relates to disclosure of the intervals between deadlines for repurchase requests, pricing and repayment on the Cover Page of the Registration Statement.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an "interval fund" pursuant to which it, subject to applicable law, will conduct quarterly repurchase offers for between 5% and 25% of the Fund's outstanding Shares at net asset value. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the "Repurchase Request Deadline" of the applicable repurchase offer (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer), which date will be between 21 and 42 days after the commencement of the repurchase offer, and is generally anticipated to be the same date as the "Repurchase Pricing Date" (i.e., the date on which the Fund determines the NAV applicable to repurchases). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment to tendering Shareholders no later than seven (7) calendar days after such date.

8.	Relating to Prior Comment #14, while we do not have any further comments at this time regarding your response to Prior Comment #14, please understand that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your analysis regarding this matter including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in regarding this matter:

Response:

The Fund acknowledges this comment.

9.	Further to Prior Comment #15, please supplementally explain:

(a)            Is there discretion to extend this benefit regarding contribution of the proceeds by the Adviser to other Share classes?

(b)            How exactly will the proceeds payments be made, and will financial intermediaries be involved?

(c)            What percentage of the share price will investors be contributing, or is the Adviser buying extra shares and then giving them to investors?

(d)            Will the shareholders have to enter into a standstill agreement?

Response:

(a)	This benefit will be provided to all investors across all three share classes that will be offered during the private placement offering—that is, the Adviser will contribute a portion of the proceeds used to purchase Class I-F, Class S-F and Class U-F Shares on behalf of Class I-F, Class S-F and Class U-F Shareholders, unless any such Shareholder affirmatively opts out of receiving such additional Shares, pro rata to each Shareholder based on a Shareholder's capital commitment to the Fund.

(b)	With respect to each Shareholder, the Adviser or an affiliate thereof will purchase additional Shares from the Fund of the same class of Shares held by such Shareholder with an aggregate value equal to a specified percentage, consistent for all Shareholders, of such Shareholder's capital commitment to the Fund. The Adviser or its affiliate will purchase the additional Shares at their then-current NAV and transfer such Shares to the Shareholder. To the extent that a Shareholder subscribes for Shares through a financial intermediary, the Adviser or its affiliate intends to effect such transfer of Shares in accordance with any applicable procedures of the relevant financial intermediary.

(c)	The Adviser or an affiliate thereof will purchase, out of its own resources (and not Fund assets), additional Shares from the Fund at their then-current NAV, and will transfer such Shares to investors, as described above. Investors will not contribute any percentage of the purchase price for such additional Shares.

(d)	No, Shareholders will not enter into standstill agreements in connection with the receipt of additional Shares.

10.	Relating to Prior Comment #15, explain to us why Blue Owl or its affiliates are not acting as an underwriter in connection with this contribution of proceeds to buy Additional Shares for investors. See section 2(a)(40) of the 1940 Act.

Response:

The Fund acknowledges the Staff’s comment and for the reasons set forth below, it supplementally submits that none of Blue Owl Capital Inc. or its affiliates (“Blue Owl”) are acting as underwriters in connection with contributing a portion of the proceeds used to purchase the Class I-F, Class S-F or Class U-F Shares on behalf of Class I-F, Class S-F or Class U-F Shareholders, respectively, from their own resources (the “Additional Share Contribution”). Section 2(a)(40) of the 1940 Act defines an underwriter, in relevant part, as “any person who has purchased from an issuer with a view to, or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking”.

The purpose of the Additional Share Contribution is to provide certain Shareholders with additional incentive to participate in the Fund’s Private Offering. Blue Owl merely is acting to facilitate the issuance of the additional Shares to existing Shareholders and is seeking to ensure that the per Share price for such Shares is equal to the then-current NAV per Share, consistent with other Shares sold in the Private Offering. The Additional Share Contribution should not be viewed as an offering or sale by Blue Owl, since Blue Owl is not receiving any consideration for its role in providing the Additional Share Contribution, and merely is effectively contributing additional paid-in capital to the Fund on behalf of investors as a “gift”—and not with a view to, or sales in connection with, the distribution of such Shares.

“Offering” is interpreted by the Commission generally to mean the process pursuant to which an issuer of securities solicits interest in potential investors in its securities.1 This is consistent with the common definition of “offer”, which means, in relevant part, to present or proffer something for someone to accept or reject as so desired. In this case, Blue Owl is not offering securities but, rather it is effectively providing a portion of the purchase price from its own resources on behalf of investors that already have participated in the Fund’s private offering. The substantive result is that investors in the Private Offering are effectively paying a lower price per Share on a blended basis, and Blue Owl is making up the funding shortfall to ensure that the price per Share is equal to the then-current NAV per Share.

In connection with the provision of the Additional Share Contribution, Blue Owl will not take any actions consistent with those of an underwriter. For example:

•	Blue Owl did not, and will not, conduct any special selling efforts or methods apart from those of the Dealer Manager related to the Private Offering in its role as Dealer Manager;

•	Blue Owl will not take possession of the Shares purchased in connection with the Additional Share Contribution or bear any economic risk related thereto;

•	Blue Owl was not engaged by the Fund or the Dealer Manager to provide the Additional Share Contribution, and did not receive any compensation for providing the Additional Share Contribution;

•	Blue Owl did not meet with investors, prepare separate marketing or investor materials or conduct any roadshow in connection with the Additional Share Contribution;

•	Blue Owl performed no due diligence and served no gatekeeping function with respect to the Additional Share Contribution; and

•	Other than the activities of the Dealer Manager in connection with the Private Offering, Blue Owl did not identify prospective investors or solicit any prospective investors and, instead, the Additional Share Contribution was provided only on behalf of existing Shareholders already identified as participating in the Private Offering.

1 See, e.g., Securities Offering Reform SEC Rel. Nos. 33-8591 (July 19, 2005).

11.	Relating to Prior Comment #24, disclose how long it is expected to take to fully invest net proceeds each time the Fund makes an offering. Please see the Form N-2 requirements in Item 7.2.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment to add the disclosure set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The proceeds from the sale of Shares of the Fund, not including the amount of the Fund's fees and expenses (including, without limitation, offering expenses), will be invested by the Fund as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments and capital inflows into the Fund and in accordance with the Fund's investment objective and strategies, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending investment of the net proceeds, the Fund may invest in short-term, highly liquid or other authorized investments.

12.	Relating to Prior Comment #25, please supplementally explain what percent of the Fund's assets are expected to consist of items obtained through the Facility Agreement.

Response:

The Fund supplementally notes that, initially, at least a substantial majority of Fund assets are anticipated to consist of investments acquired pursuant to the Facility Agreement. The Fund supplementally notes that, notwithstanding the materiality of the amount of investments acquired pursuant to the Facility Agreement, the Fund views the Facility Agreement as being made in the ordinary course of business of the Fund.

13.	Further to Prior Comment #28(a), please supplementally explain whether the Fund is an affiliate of any of CELF Holdings (D9) LLC, CELF Holdings (D13) LLC or Cliffwater Enhanced Lending Fund?

Response: None of CELF Holdings (D9) LLC, CELF Holdings (D13) LLC or Cliffwater Enhanced Lending Fund are affiliates of the Fund.

14.	Relating to Prior Comment #28(d), please disclose in the Prospectus that the Fund won't rely on the co-investment exemptive order in connection with acquisition of any portfolio investments from Financing Provider.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

After the Fund meets the Capital Condition, it will be obligated to purchase the Portfolio Investments from the Financing Provider at the prices determined under the Facility Agreement on or before September 23, 2025 (or such later date as may be agreed by mutual written consent of the Fund and the Financing Provider), and the Fund will consider the obligation to repurchase Portfolio Investments to be an unfunded commitment agreement pursuant to Rule 18f-4 under the 1940 Act. The Fund does not intend to utilize the Co-Investment Exemptive Order to purchase the Portfolio Investments from the Financing Provider. Prior to any trade date related to the Fund's purchase of the Portfolio Investments from the Financing Provider, the Financing Provider will receive all proceeds, cash, and uncapitalized payment-in-kind interest and fees accruing on any Portfolio Investment it holds. As a general matter, the price the Fund pays to purchase any Portfolio Investment will be the cash amount paid by the Financing Provider subject to adjustment for, among other things, principal repayments, capitalized payment-in-kind interest, and certain adjustments for OID.

15.	Relating to Prior Comment #28(f), please disclose in the Prospectus that the Fund will treat the portfolio investment transactions as unfunded commitment agreements under Rule 18f-4.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

After the Fund meets the Capital Condition, it will be obligated to purchase the Portfolio Investments from the Financing Provider at the prices determined under the Facility Agreement on or before September 23, 2025 (or such later date as may be agreed by mutual written consent of the Fund and the Financing Provider), and the Fund will consider the obligation to repurchase Portfolio Investments to be an unfunded commitment agreement pursuant to Rule 18f-4 under the 1940 Act. The Fund does not intend to utilize the Co-Investment Exemptive Order to purchase the Portfolio Investments from the Financing Provider. Prior to any trade date related to the Fund's purchase of the Portfolio Investments from the Financing Provider, the Financing Provider will receive all proceeds, cash, and uncapitalized payment-in-kind interest and fees accruing on any Portfolio Investment it holds. As a general matter, the price the Fund pays to purchase any Portfolio Investment will be the cash amount paid by the Financing Provider subject to adjustment for, among other things, principal repayments, capitalized payment-in-kind interest, and certain adjustments for OID.

16.	Further to Prior Comment #33, please supplementally explain:

(a)            Is the Fund or Adviser paying fees to any Consultants?

(b)            Explain what is meant by "providing the Fund with access to potential investment opportunities" and "associated due diligence."

(c)            Is the use of these Consultants pursuant to a resource sharing agreement or other similar agreement?

(d)            How does the Consultant decide whether to present an investment opportunity to the Fund (e.g., based on Fund criteria provided to the Consultant)?

Response:

(a)	Neither the Fund nor the Adviser currently pays fees to any Consultants. The terms of compensation paid to any Consultants are anticipated to be particular to any Consultant relationship based on the facts and circumstances thereof, and may include the fees and expenses indicated in the Registration Statement under "Risks Relating to Conflicts of Interest—Certain Consultants".

(b)	It is anticipated that Consultants may present the Adviser with factual information regarding investment opportunities in which the Consultant is itself investing and/or acting as an agent of a participant, and in which the Fund may be able to participate. Examples of such factual information include statistical, historical and financial information relating to the issuer, and information regarding the operations, personnel and business activities of the issuer. As noted in the Fund's prior response, no Consultant will furnish advice or make recommendations with respect to the desirability of investing in, purchasing or selling securities or other property, and no Consultant will be empowered to determine what securities or other property shall be purchased or sold by the Fund. The Adviser will review any information provided by a Consultant relating to a prospective investment opportunity in support of the Adviser's own diligence and determination of whether to make or dispose of any investment by the Fund.

(c)	Consultants will not be utilized or engaged pursuant to a resource sharing agreement. Any contractual arrangements are anticipated to be specific to each Consultant and to vary based on the particular facts and circumstances relating to a particular Consultant relationship.

(d)	It is anticipated that any investment opportunities presented to the Fund and/or Adviser and considered by the Adviser for potential investment by the Fund would be based on the Fund's investment objectives, strategies and policies as disclosed in its then-current prospectus. Particular parameters and criteria utilized by Consultants are anticipated to vary based on the facts and circumstances of a particular Consultant relationship. No such relationships currently exist.

17.	Relating to Prior Comment #40, revise to say that the Board, rather than the Independent Trustees, believes the Board structure is appropriate. See Form N-2 requirements in Item 18.5.a.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The ~~Independent Trustees believe~~ Board believes that the Board's leadership structure is appropriate in light of such Chair's appointment because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among the Board in a manner that enhances effective oversight.

18.	Relating to Prior Comment #41:

(a)            Please supplementally describe the specific services that Blue Owl will provide and why those services are not advisory services.

(b)            Please supplementally explain how the Adviser intends to leverage its relationship with Blue Owl's Alternative Credit Team.  To what degree would Blue Owl's Credit team be involved in the oversight of the Fund's alternative credit strategy and would this oversight of the Fund's strategy be considered an investment advisory service in any circumstance?

(c)            Please provide examples to show the degree of involvement of Blue Owl in such arrangement.

(d)            Please supplementally describe how Blue Owl is compensated for the services it provides pursuant to these agreements in place.

(e)            Tell us whether Blue Owl rather than the adviser is considered a fiduciary with respect to the Fund in connection with it providing services to the Fund.

Response:

(a) Blue Owl is not providing specific services to the Fund on behalf of the Adviser. As disclosed in the registration statement and discussed with the Staff, certain personnel may overlap and provide services to both the Adviser and other Blue Owl Advisers, as such personnel are employees of Blue Owl. However, any person providing services to the Fund will be a supervised person of the Adviser, subject to the policies and procedures of the Adviser and the oversight of the Adviser's Chief Compliance Officer.

(b) The investment professionals of the Adviser are members of Blue Owl's Alternative Credit Team. Any person providing services to the Fund will be a supervised person of the Adviser, subject to the policies and procedures of the Adviser and the oversight of the Adviser's Chief Compliance Officer

(c) As noted in response (a), certain personnel may overlap and provide services to both the Adviser and other Blue Owl Advisers, as such personnel are employees of Blue Owl. However, any person providing services to the Fund will be a supervised person of the Adviser, subject to the policies and procedures of the Adviser and the oversight of the Adviser's Chief Compliance Officer.

(d) Blue Owl is not directly compensated by the Fund. Certain subsidiaries of Blue Owl receive compensation from the Fund pursuant to contractual arrangements as follows: the Adviser receives management and incentive fees pursuant to, and as described in, the Investment Advisory Agreement for the advisory services it provides the Fund; the Adviser is reimbursed for administrative services it provides to the Fund, at cost, pursuant to, and as described in, the Administration Agreement; and the Dealer Manager receives compensation from the Fund pursuant to, and as described in, the Dealer Manager Agreement.

(e) Blue Owl does not have a direct role with the Fund or provide services to the Fund. As such, Blue Owl is not a fiduciary with respect to the Fund.

19.	Relating to Prior Comment #47, for the new language added in response to this Prior Comment, replace the term "Upfront Sales Loads" with upfront placement fees or other, similar disclosure.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

Financial intermediaries may directly charge transaction or other fees on certain classes of Shares, ~~including Upfront Sales Loads, in such amount as they may determine~~ upfront placement fees or brokerage commissions, as set forth in additional detail below.

20.	Relating to Prior Comment #50, revise the last sentence added to the Prospectus in response to this Prior Comment to also state that "(a)" does not apply to claims arising under federal securities laws.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Declaration of Trust further provides that a Shareholder may not bring a general direct action unless: (a) the Shareholder or Shareholders have obtained authorization from the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed as determined under the terms of the Declaration of Trust) (the "Authorization Requirement"), (b) Shareholders eligible to bring such action represent the 10% Threshold and (c) the Trustees are afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. In each case of a derivative action and general direct action, the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action (the "Shareholder Undertaking"). The provisions of the Declaration of Trust regarding the 10% Threshold, the Authorization Requirement and the Shareholder Undertaking, as they relate to derivative actions and general direct actions, do not apply to claims arising under the federal securities laws. These provisions of the Declaration of Trust may make it more difficult for Shareholders to bring an action than a company without such provisions.

21.	Relating to Prior Comment #54, please confirm in supplemental correspondence that you intend to include undertaking 34.6 in any version of the Registration Statement upon which you will request accelerated effectiveness.

Response:

The Fund supplementally confirms that it will include undertaking 34.6 from Form N-2 in any amendment to the Registration Statement for which the Fund may request accelerated effectiveness.

PROSPECTUS

Summary of Terms – Investment Objectives and Strategies (pages 2-5 of Registration Statement)

22.	Disclosure in the Registration Statement indicates that the Fund may invest in royalties directly. Please supplementally describe:

(a)            If such direct royalty investments will be "good" assets for purposes of the income and diversification tests under Subchapter M of the Code.

(b)            How such direct royalty investments will be valued.

(c)            How the Fund will custody such direct royalty investments.

Response:

(a) The Fund does not generally expect that direct royalty investments will be "good" assets for RIC qualification purposes. Accordingly, the Adviser will monitor any Fund investments in direct royalties, including the income generated by such investments, to ensure that such investments in direct royalties do not prevent the Fund from qualifying as RIC under Subchapter M of the Code.

(b) The Fund anticipates that direct royalty investments will be fair valued by the Adviser, as the Fund's valuation designee, in accordance with the Fund's valuation procedures.

(c) The Fund anticipates that custody of direct royalty assets would be similar to the custody of loan assets, with royalty payments, like interest payments, being directed to be paid to the Fund's custodian, and contractual arrangements and documents related to the royalties, like loan documents, being held by the Fund's custodian.

Prior Performance of Similar Accounts (pages 23-25 of Registration Statement)

23.	The Fund is advised by an entity under the control of Blue Owl Capital Inc. Please provide component disclosure of the composite that is at least as detailed as that in the "Product Performance" section of Blue Owl Capital Inc.'s 10-Q filed on May 5, 2025.

Response:

The Fund supplementally notes that it intends to remove the presentation of IRR in the Amendment and, as such, this comment is no longer applicable.

24.	Please revise the last sentence of the first paragraph on page 23 of the Registration Statement, and where otherwise appropriate, to insert "funds and accounts" rather than "accounts."

Response:

The Fund intends to revise the relevant disclosures in the Amendment such that each reference to the "accounts" comprising the Composite refers instead to the "funds and accounts" comprising the Composite.

25.	Please confirm to us in supplemental correspondence that the Adviser has the records necessary to support the performance calculation disclosed in this section, as required for advisers by Rule 204-2(a)(16) under the Advisers Act.

Response:

The Adviser supplementally confirms that it has the records necessary to support the performance calculation disclosed in this section, as required for advisers by Rule 204-2(a)(16) under the Advisers Act.

26.	In the first line of the disclosure in this subsection of the Prospectus, please define the Blue Owl Advisers term used.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Adviser is one of, and is under common control with, the Blue Owl Advisers (as defined below; see "The Adviser"), certain of which entities are investment advisers to funds and accounts that have investment objectives, policies and strategies substantially similar to those of the Fund.

27.	Please disclose that the Adviser and the entities of Blue Owl Advisers who managed the accounts in the composite have in common virtually all of their investment professionals. See GE Funds No Action Letter, Feb 1997.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Adviser is one of, and is under common control with, the Blue Owl Advisers (as defined below; see "The Adviser"), certain of which entities are investment advisers to funds and accounts that have investment objectives, policies and strategies substantially similar to those of the Fund. The Adviser and the other Blue Owl Advisers that manage the funds and accounts comprising the Composite have in common virtually all of their investment professionals. The following sets forth performance information of the Blue Owl Asset Income Funds Composite (the "Composite"), which was incepted by the Blue Owl Advisers in August 16, 2012. The Composite consists of all funds and accounts that the Blue Owl Advisers manage that have investment objectives, policies and strategies substantially similar to those of the Fund. Furthermore, the Fund is managed substantially similarly to the funds and accounts that comprise the Composite.

28.	Please disclose that "Blue Owl Advisers" includes the Adviser.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Adviser is one of, and is under common control with, the Blue Owl Advisers (as defined below; see "The Adviser"), certain of which entities are investment advisers to funds and accounts that have investment objectives, policies and strategies substantially similar to those of the Fund.

29.	Please clarify that the penultimate sentence and last sentence in the third paragraph of page 23 of the Registration Statement, are intended to relate to the Composite's, not the Fund's, performance and strategy, as this section does not show the Fund's performance.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The ~~Morningstar US LSTA Leveraged Loan Index is expected to be utilized as a benchmark for Fund performance, but the remaining~~ indices listed are not intended to represent benchmarks for the Fund or Composite, and instead are intended to allow for comparison of the Composite's performance to that of commonly used indices. The Adviser believes that the relative lack of correlation to certain of these commonly used indices reflects that the strategy pursued by the ~~Fund~~ Composite represents an "alternative" strategy to certain common metrics.

30.	Please disclose the basis of the claim that "most private credit funds" use IRR.

Response:

The Fund supplementally notes that it intends to remove the presentation of IRR in the Amendment and this related disclosure and, as such, this comment is no longer applicable.

31.	Please also disclose, and with greater prominence than the IRR figures on page 25 of the Registration Statement, the 1-, 5- and 10-year average annual total return performance of the Composite and indices. Please see Footnote 6 of the Nicholas-Applegate No Action Letter.

Response:

The Fund supplementally notes that it intends to revise the relevant disclosures in the Amendment to incorporate a table displaying 1-, 5- and 10-year average annual total return performance of the Composite and indices, and to remove the presentation of IRR.

32.	If any of the funds or accounts comprising the Composite charges a sales load, please disclose that net IRR takes into account such sales loads.

Response:

The Fund supplementally notes that it intends to remove the presentation of IRR in the Amendment and, as such, this comment is no longer applicable.

33.	Please also disclose, if the actual expenses of the Composite were lower than those ascribed to the Fund, that the use of the Fund's expenses would lower the performance results displayed in the Composite.

Response:

The Fund supplementally submits that the actual expenses of the Composite were higher than those ascribed to the Fund, and as a result, declines to add this disclosure.

34.	Please clarify the disclosure relating to returns that "are not inception to date" in the first paragraph on page 24 of the Registration Statement.

Response:

The Fund supplementally notes that it intends to remove the presentation of IRR in the Amendment and, as such, this comment is no longer applicable as the referenced disclosure has been deleted.

35.	Please clarify what "unit-free terms" means.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

Correlation coefficients, such as those included in the table below, are statistics that quantify the relation between X and Y in unit-free terms (i.e., without reference to specific units of measurement).

36.	Please confirm to us in supplemental correspondence that the expenses deducted for the Composite reflect the highest fee charged to any account during the relevant period(s).

Response:

The Fund supplementally notes that certain investors in the funds and accounts that are included in the Composite were not required to pay fees to such funds and accounts; however, the returns presented in the Registration Statement reflect the returns attributable to all investors of the funds and accounts comprising the Composite that pay fees to the manager of such funds and accounts, net of the actual fees and expenses attributable to such investors. Each fund and account included in the Composite charged fees to investors, and all return figures underlying the presented performance relate to returns of fee-paying investors as noted herein. Fees charged by such funds and accounts were not incurred and paid by entities other than the investors in such funds and accounts. As a result of the foregoing, the performance presented is lower than it would be had returns attributable to investors, funds or accounts that did not pay fees been included.

37.	If net IRR includes net impact of fund-level subscription facilities, please also disclose Net IRR without impact of fund-level subscription facilities, or add disclosure describing the impact of such subscription facilities on the net performance shown. See the most recently published Marketing Rule FAQ.

Response:

The Fund supplementally notes that it intends to remove the presentation of IRR in the Amendment and, as such, this comment is no longer applicable.

Management of the Fund (pages 104-105 of Registration Statement)

38.	Please disclose the dates of Nicole Drapkin's previous employment experience prior to Blue Owl.

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment to clarify that Ms. Drapkin joined Blue Owl in 2016.

Plan of Distribution (pages 112-113 of Registration Statement)

39.	We note your disclosure on page 112 of the Registration Statement that the Class I-F, S-F and U-F Shares issued in a private offering were reclassified as Class I, S and U Shares and that the prospectus will "apply equally" to these reclassified Shares. To the extent that you intend to register the offering of the reclassified Shares please revise throughout the Registration Statement to reflect that the Fund is registering the resale of these securities on behalf of the investors and furnish the information required by item 507 of Regulation S-K. See Item 6 of Form N-2. If that is not the intent, please clarify that the Registration Statement does not cover an offering of the reclassified Shares.

Response:

The Fund supplementally submits that it does not intend to register the resale of reclassified Class I-F, S-F and U-F Shares issued in the Private Offering. In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

Prior to the commencement of this offering, the Fund conducted a private offering of Class I-F, Class S-F and Class U-F Shares (the “Private Offering”) to certain accredited investors for an aggregate dollar amount of $[●]. Following the completion of the Private Offering and prior to the commencement of this offering, the Fund's Class I-F, Class S-F and Class U-F Shares were reclassified as Class I, Class S and Class U Shares, respectively. As a result, as of the date of this Prospectus, the Fund currently has Class I, Class S and Class U Shares outstanding in an amount equal to the dollar amount raised in the Private Offering and no Class I-F, Class S-F or Class U-F Shares outstanding. This Prospectus does not cover the offering of such reclassified Class I, Class S and Class U Shares. No Class I-F, Class S-F or Class U-F Shares will be issued or sold in this offering. ~~The terms of this Prospectus applicable to Class I, Class S and Class U Shares apply equally to the reclassified Class I, Class S and Class U Shares.~~

40.	In disclosure relating to the Distribution and Servicing Plan, please delete disclosure that indicates that adoption of the plan was "voluntary."

Response:

In response to the Staff's comment, the Fund intends to revise the relevant disclosures in the Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~).

Although the Fund is not an open-end investment company, as a result of the exemptive relief permitting the Fund to offer multiple classes of Shares, the Fund has undertaken to ~~voluntarily~~ comply with the terms of Rule 12b-1.

Purchasing Shares (pages 114-117 of Registration Statement)

41.	Please confirm disclosure that states there is detail in the sections below regarding Upfront Sales Loads charged by financial intermediaries.

Response:

The Fund refers the Staff to its response to Comment #19. The Fund has revised the disclosure to clarify the transaction or other fees charged by financial intermediaries, which are described in further detail as it relates to each Share class in this subsection of the Prospectus.

*         *         *         *         *         *

If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green
Brad A. Green, P.C.

cc:            Andrew Murphy, Blue Owl Alternative Credit Advisors II LLC

Matt Press, Blue Owl Alternative Credit Advisors II LLC

Nicole M. Runyan, P.C., Kirkland & Ellis LLP